EXHIBIT F

FORM OF PROMISSORY NOTE

Pursuant to the terms and conditions of the Offer of Purchase dated April 15, 2019 (the “Offer”) wherein Peachtree Alternative Strategies Fund (the “Fund”) offers to purchase shares of beneficial interest in the Fund’s Institutional class (“Shares”) from shareholders of the Fund in an amount up to 20% of the net asset value of the Shares (based on the net asset value per Share as of June 28, 2019 or any later date as corresponds to any extension of the Offer (the “Valuation Date”), the Fund hereby promises to pay, in the manner set forth below, to the person identified below as the payee (the “Payee”), an amount equal to the net asset value of the Shares tendered by the Payee and purchased by the Fund, determined as of the Valuation Date.

This note entitles the Payee to receive a cash payment equal to at least 100% of the value of the Shares as of the Valuation Date (the “Payment”), which will be paid to the Payee in the form of a wire. Shareholders tendering less than all of their Shares will generally receive payment within forty-five (45) calendar days after the Valuation Date, or, if the Fund has requested withdrawal of its capital from Portfolio Funds (as that term is defined in the Prospectus) to fund the purchase of Shares, within ten (10) business days after receipt of at least ninety-five percent (95%) of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later. In the case of a full repurchase of a Shareholder’s Shares, an initial payment will be made in an amount equal to at least 95% of the estimated value of the repurchased shares, determined as of the Valuation Date and will be made within the later of: (1) forty-five (45) calendar days after the Valuation Date or (2) ten (10) business days after receipt by the Fund of at least ninety-five percent (95%) of the aggregate amount requested to be withdrawn from the Portfolio Funds in order to fund the repurchase. A second and final payment (which will not be credited for interest) in respect of the Note will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in the withdrawal of proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within sixty (60) days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant.

The Payment shall be made pursuant to the Payee’s instruction on the Letter of Transmittal.

This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Offer.

Payee:	Peachtree Alternative Strategies Fund

By:

Name and Title of Signatory